U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 10-SB

                  General Form for Registration of Securities
                         of Small Business Issuers

                       Under Section 12(b) or (g) of
                   the Securities Exchange Act of 1934

                       Delta Mutual, Incorporated
                     -----------------------------
                     (Name of Small Business Issuer)

                   Delaware					14-1818394
                  ---------- 					----------
          (State or Other Jurisdiction of 		(I.R.S. Employer
           Incorporation or Organization) 		Identification Number)


           335 Garden Street, Suite 4, Hoboken, New Jersey  07030
    -------------------------------------------------------------------------
         (Address of Principal Executive Offices including Zip Code)

                                (201) 653-7384
                                --------------
                          (Issuer's Telephone Number)

           Securities to be Registered Under Section 12(b) of the Act:

           None



           Securities to be Registered Under Section 12(g) of the Act:

            Common Stock, Par Value $0.0001
              (Title of Class)

TABLE OF CONTENTS
                                                              Page (s)
Part I

Item 1:       Description of Business                           4

Item 2:       Management Plan of Operation                     30

Item 3:       Description of Property                          30

Item 4:       Security Ownership of Certain Beneficial         31
                        Owners and Management

Item 5:       Directors, Executive Officers, Promoters         32
                 And Control Persons

Item 6:       Executive Compensation                          33

Item 7:       Certain Relationships and Related               33
               Transactions

Item 8:       Description of Securities                       33

Part II
Item 1:       Market Price of and Dividends on the            34
                  Registrant's Common Equity and Related
                  Stockholder Matters

Item 2:       Legal Proceedings                               35

Item 3:       Changes in and Disagreements with Accountants   35

Item 4:       Recent Sales of Unregistered Securities         35

Item 5:       Indemnification of Directors and Officers       36

Part F/S
              Financial Statements and Select financial Data  36

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Part III
	                                                    Page (s)

Item 1:       Index to Exhibits                               46

                3.1 Certificate of Incorporation

                3.2 Corporate Charter and By Laws

                27  Financial Data Schedule


Signatures                                                    46


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Part I

Item 1:  Description of Business

Delta Mutual, Inc. ("Delta" and "Company"), a Delaware corporation formed in November 1999, is a development stage company which intends to provide online mortgage services, to the 18 to 20 million American households with less than perfect or sub-prime credit. The Company is considering the most advantageous means of raising capital to assist in its start-up operations, including website creation and promotion, as well as general operations including advertising and marketing. In the future, management intends for the Company to become a fully reporting publicly-traded Company.

The Company intends to employ state-of-the-art technology, using the Internet to offer mortgage origination, processing, underwriting, and closing functions as well as the secondary marketing of sub-prime mortgage loans. The Company would offer these mortgage services directly to consumers through the company's own web site and through its anticipated internal loan consultants. This technology would also allow the company to provide online mortgage services to other businesses, including mortgage brokers, mortgage banks, financial institutions, realtors and homebuilders.

According to the Mortgage Banker's Association, approximately $1.5 trillion in mortgage loans were originated in 1998. Despite the volume and robustness of mortgage origination, the Company believes the mortgage process remains expensive and arduous for most sub-prime borrowers. Highlighted below are certain of the negative experiences sub-prime borrowers are exposed to.
- the excessive transaction costs and interest rates they are charged;
- the lack of respect and frequent embarrassment and humiliation they face from the lender;
- the complexity and inefficiency of the borrowing process;
- time delays related to the manual collection and transfer of information; and
- the inability to monitor the status of loans.


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The internet is intended to mitigate many of the process related inefficiencies, however the Company believes excessive transaction costs will remain a constant unless an alternative is offered. With less than 1% of the mortgages funded having been originated online, the Company believes that its strategy is timely. In light of the recent development of online mortgage services, industry forecasts provided by Forrester Research conclude that by 2003, online mortgage loan volume will grow to nearly 10% of all mortgage loans funded, exceeding $91 billion.

The Company intends to offer borrowers a more efficient and cost effective mortgage borrowing experience, to the consumer and through its business-to-business channels. Through its mortgage financing services, the Company intends to provide borrowers with credible alternatives including:
- Convenient access to the sub-prime mortgage lending process--through the Internet, by e-mail, by telephone, or through loan consultants and correspondents;
- Interactive selection of products from a comprehensive suite of mortgage products tailored to the sub-prime market;
- Substantial savings in transaction costs when compared to traditional sub-prime lenders;
- Faster application processing and preliminary indication borrower qualification for a particular loan;
- Ability to immediately lock-in an interest rate; and
- Constant monitoring of loan status.

Revenue Generation and Profitability

In mortgage lending, profit is the spread between cost of money and the pricing of the mortgage. The Company would apply the same principles of leverage, but through the streamlined mechanics of an online service.

Although the revenue streams noted below may not be applicable at any one time, the Company intends to generate revenue in the following ways:
- Origination fees and points;
- Discount fees;
- Processing fees, underwriting fees, etc.;
- Servicing release fees; and
- Sale premiums (spread).

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The Online Market

According to Forrester Research, the market for online mortgage origination is expected to grow from an estimated $18.7 billion in 1999 to over $91.2 billion in 2003, representing an increase in online penetration of the existing market from 1.5% in 1999 to 9.6% in 2003.

The Company believes mortgage origination is well suited to an Internet-based distribution model for the following reasons:
- mortgages are information products that need no physical delivery or warehousing;
- complex mortgage products can be made more understandable through the use of graphical and dynamic real-time presentations, including explanation of terminology and ready access to detailed supporting information;
- borrower data can be efficiently captured through a website, allowing real-time underwriting and streamlined processing; and
- costly local offices or brokers and the expensive fee structure associated with the traditional distribution model are not required.

The Company has observed that other entities have attempted to address this significant market opportunity. Existing mortgage banks have created websites to sell their loans directly online as an alternative front end to the traditional process. These sources, however, do not offer the consumer a multi-lender selection or comparison of products and may be reluctant to reduce fees due to the risk of cannibalizing their traditional distribution channels.

From the Company's observation, a number of websites have been created that act as multi-lender distribution channels for mortgage banks. While many of these referral sites offer a selection of lenders, they do not offer complete transaction fulfillment for the consumer and, therefore, do not control the entire mortgage process. Because these websites do not eliminate the services of commissioned loan agents, they are unable to substantially reduce the cost to the consumer of securing a mortgage.
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As a result of the shortcomings seen by the Company inherent in these and other online approaches to mortgage origination, the Company believes there exists a significant market opportunity for a centralized, globally accessible and easy-to-use online service with a broad selection of sub-prime credit lenders, a compelling value proposition based upon saving borrowers money, time and effort, and an open, integrated service that provides complete transaction fulfillment.

The Mortgage Process

The initiation of the mortgage banking process is the generation of leads and the completion of loan applications. The company intends to perform this function (1) online, (2) through employed loan counselors, (3) through network members and (4) through mortgage lenders acting as loan correspondents. In the case of the first three, the Company intends to evaluate the loan applications and funds those loans that meet its underwriting criteria. The loans are then sold into the secondary mortgage market. In the fourth case, the Company will underwrite and purchase mortgage loans from loan correspondents and sell the mortgage loans in the secondary market.

In the process of evaluating mortgage loan applications, the Company's underwriting department will review credit reports and property appraisals as required, verifies borrowers' income and assets and obtains any additional third party verifications relating to the borrowers and the mortgaged properties.

Once fully operational, the Company has planned to market its services in major metropolitan areas throughout the country where the company would offer its mortgage services. The Company's operations managers would approve and monitor third party sources who have originated the loans, and third parties from which Delta receives credit reports, appraisals and similar verifications, based on criteria established by the chief underwriter.

Mortgage loans are underwritten based on criteria established by secondary market investors. Underwriting criteria may include the borrower's credit standing and repayment ability and the value and adequacy of the mortgaged property as collateral.

Delta intends to offer its clients the opportunity to use its services at any stage of the mortgage process, from marketing, to online applications, processing, underwriting, closing and selling mortgage loans in the secondary market.


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Secondary Marketing of Mortgage Loans

Management anticipates that all loans would be originated with the intent of selling them in a correspondent or secondary market. The Company's secondary marketing department would monitor the prices secondary market investors are willing to pay for various loan products. Appropriate profit margins are then added to the interest rate for the loan and the price for that loan would be published on the website, and on various industry databases and price sheets. The price includes a premium charged to investors for the value of the servicing rights associated with the mortgage loans sold in the secondary market.

Correspondent lending: When a loan is funded through a correspondent market, the correspondent's credit line is generally used to fund the loan, and Delta would generate profit based on the spread on the loan. The correspondent lender typically holds servicing, although a release premium would often be paid to the Company. By employing this strategy, Delta is not required to use its own capital to fund the loan.

Use of warehouse lines: When a loan is originated with the intent of selling it into the secondary market, a warehouse line is typically used to fund the loan.

When a loan thus originated is sold into the secondary market, a net gain is achieved, or a net loss is suffered, equal to the difference between the amount paid for the loans and the price at which the loans are sold to secondary market investors. The Company intends to obtain commitments from secondary market investors for the purchase of virtually all sub-prime mortgage loans prior to funding. The Company believes this should reduce the risk related to non-salability of the loan once funded as well as locks in the interest rate for the borrower. Obligations to sell to secondary market investors are generally on a "best efforts" basis, which means Delta is required to sell the loan to a committed secondary market investor only if the loan closes within an agreed upon time period.

Sub-prime mortgage loans may also be accumulated for sale in pools of between $1 million and $3 million. While this entails additional credit risk because of holding the mortgage loan for a longer period of time, sales of these pooled sub-prime loans typically bring higher net gains than the net gains earned on the single sale of loans. In circumstances where the Company would be concerned about the credit risk of a sub-prime


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mortgage loan, a commitment may be obtained in advance, which should reduce the credit risk but decreases the amount received on the sale of the mortgage loan to secondary market investors. The Company is also considering selling a greater number of loans in pools on a mandatory delivery basis. If the Company elects to do so, it intends to employ a hedging strategy to help manage the additional risks associated with pooling loans and selling them on a mandatory delivery basis.

Funding Mortgage Loans

After a mortgage loan has been approved for funding, and if the loan is not being placed with one of the Company's correspondent lenders, the Company intends to borrow from a warehouse line of credit or other financing vehicle to fund and close the mortgage loan. As of the date of this filing, the Company has not established any warehouse lines of credit.

After a lender borrows funds to fund a mortgage loan, the loan is pledged to the lender as security for the repayment of the borrowed money. During the time a mortgage loan is pledged to the lender, it is considered "warehoused." A mortgage loan is warehoused until it is sold in the secondary market, at which time the lender is repaid and the pledge is released.

In the event that a loan is held for more than 30 days, the Company intends to perform some interim servicing on those loans using computer software licensed from a third party. The company may also be seeking to enter into purchase arrangements with institutions and financial companies that will allow the Company to sell closed mortgage loans instead of holding them in the warehouse lines of credit.

The net effect of this arrangement should be to provide lower financing costs between closing and ultimate delivery to investors.

Products and Services

Delta intends to provide an online service that caters to the specific needs of sub-prime borrowers offering first and second mortgages along with home equity lines of credit. Management believes that Delta will make home financing easier, faster and less expensive for the sub-prime borrower through both direct-to-consumer channels and business-to-business channels.


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Delta intends to handle all aspects of loan origination for the borrower and can also provide complete transaction services for sale in the secondary market.

Management anticipates that borrowers and business-to-business clients will have access to the company's website 24 hours a day 7 days a week. Through this easy-to-use website, Delta Mutual Inc. intends to offer:

Core products

Loan Products. The Company has researched the sub-prime markets and believes that the estimated 55 separate core products the company anticipates providing, will more than adequately meet the needs of its target market. The intended products fall into the following general categories:

Fixed Rate Mortgages
  30 and 15 year products
  Balloon loans
  Fixed for 3, 5, and 7 years

Adjustable Rate Mortgages
  30 year
  6 month ARM's
  1 year ARM's
Home Equity Lines of Credit


Range of Services

Rate Search	Delta's intends to maintain a database containing rates for a broad range of products. This database will be continually updated. Management believes that prospective borrowers can obtain timely rate and program quotes depending on their individual need. The Company's search function is anticipated to identify the most competitive product available based on total cost inclusive of interest rates, points and fees.

Loan Comparison	Delta anticipates that borrowers will have the ability to
compare loans returned from a search in relation to rates, points, prepayment penalties and other important aspects, including an advanced comparison allows borrowers to forecast how the loans may perform based on various interest rate scenarios.


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Loan Recommendations  To help the borrower find the most suitable loan available, Delta intends to provide a recommendation feature, which is a brief questionnaire that enables borrowers to describe their objectives. Borrowers then select the interest rate scenario and loan amount sought and Delta's proprietary algorithm will use this information to deliver a set of suitable loan products.


Delta-Track The Company intends to offer Delta-Track, a proprietary online tracking system that allows borrowers to track the progress of their loan application as well as the anticipated closing costs from preliminary estimate to final settlement. A Delta-Track account is intended to be personalized and password protected and established at the time the application is completed online.

Mortgage Monitor This anticipated service should allow the prospective borrower to input terms of an existing mortgage and compare it to what is available through Delta to see if there is a better product.

Pre-Qualification / Pre-Approval	Delta intends to assist prospective
borrowers in making decisions by enabling them to determine the exact amount of the loan they are qualified to obtain.

Information for Borrowers Delta's website is anticipated to contain information on the home buying and refinancing process including relevant articles and glossary. The site is intended to also offer detailed explanations on the overall process of obtaining and closing a loan.


Competition

Delta will compete with other mortgage bankers, mortgage brokers and financial institutions such as New Century, Beneficial, Aames, Advanta, The Money Store and others. Many of the company's competitors have branch offices in the same areas where its loan counselors and network members operate. Online competition also is substantial but, in the Company's judgement, unfocused. In addition to the traditional mortgage companies and financial institutions who have or are developing an online presence, competition comes from other online financial service providers, such as Intuit's Quickenmortgage, iOwn, E-LOAN and Finet. However, these companies focus on the "A" credit markets almost exclusively.


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Delta's primary competitors for business-to-business mortgage banking technology solutions are FiServ, Inc. and Alltel Corporation. Again, however, the focus in not on the sub-prime credit markets. The Company believes that the principal competitive factors in its sub-prime markets will be:
- brand recognition;
- ability to attract borrowers;
- a broad selection of mortgage loan products;
- access to low cost financing arrangements;
- comprehensiveness of information services;
- quality and responsiveness of customer service; and
- ease of use of computer technology.

To remain competitive, the Company would be required to continually adjust its marketing as well as enhance its technology. The Company's competitors are seen as profitable; having long operating histories; and enjoying large customer bases, great brand recognition and significantly greater financial resources than does Delta. Further, other well established and capitalized financial businesses are likely to enter into the online mortgage origination business. The Company cannot give any assurance that it will be able to compete successfully against current and future competitors.

In general, the Company believes the competitive pressures will come from the following areas:
- Major direct lending mortgage banks and finance companies. (both on and off line) This category includes Beneficial Finance, The Money Store and others. This segment fosters a Borrower base who find it hard to leave-not due to great rates and outstanding service, but rather because of high prepayment penalties. Quite often the rates charged by these entities are prohibitively high. The result is a borrower who may worsen his or her financial situation.
Strengths:  Large advertising budgets, name recognition, regional offices
Weaknesses:  High rates and fees, slow moving, not borrower oriented


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- Banks.  As a general rule, banks do not significantly participate in the sub-
prime credit arena. Not withstanding this fact, the Community Reinvestment Act requires their participation in order to maintain licensing. Accordingly although passive in the sub-prime market they are a competitive factor to be considered.
Strengths: Depositors are a "captive" clientele, track record with borrower, individual attention to borrower
Weaknesses: Pricing still somewhat abusive, if borrower turned down, has to start over again elsewhere (time consuming)

- Mortgage brokers. (both on and off line) Brokers rely on wholesale mortgage banks as the source of their funds. However, this group is typically the most abusive in terms of pricing to the borrower. Processing and approval times are also typically abysmal. Client loyalty is lowest in this segment.
Strengths: Local offices, ability to shop loan for among various wholesale lenders.
Weaknesses: Very abusive pricing, results in not only higher fees and costs but higher interest rates as well, tends to be very slow, as individual broker, may or may not have access to best programs, typically seeks maximum rebate pricing, thereby burdening borrower with a higher than necessary interest rate as well.

Future competition may include other online companies as well as emerging competition. Recent legislation approved now allows banks and insurance companies to cross boundaries formerly blocked. This change may lead to expanded competition in the future.

Risk Factors

Enumerated below are the primary risk factors the Company identified as having the potential of adversely affecting the initiation and continuation of operations.

1) THERE IS NO ASSURANCE OF SUCCESS OR PROFITABILITY.

There can be no assurance that the Company will be able to complete its Internet web site and offer mortgages via the Internet. In addition, even if the Company completes its web site and begins offering mortgages via the Internet, there can be no assurance that it will be able to generate profits therefrom or to otherwise operate successfully.


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2) DEPENDENCE ON CURRENT MANAGEMENT.

The Company's success will depend upon the current president and secretary/treasurer of the Company. As officers and directors as well as key management, it will be their responsibility to secure mortgage lenders for the Company and oversee the implementation and execution of the Company's business plan. These individuals intend to devote 100% of their time to the Company.


3) NO ASSURANCE OF DIVIDENDS.

There can be no assurance that the Company will pay dividends on its capital stock in the foreseeable future. Parties considering an equity investment who anticipate any need for near-term cash flow from their investment in the Company's securities should refrain from the purchase of any of the Company's securities.


4) LACK OF INDUSTRY EXPERIENCE.

The Company's business plan is based upon the implementation of an Internet web site offering mortgages to individuals with sub-prime credit. Currently, the Company does not employ any persons with experience in these areas, including the Company's management. Therefore, there can be no assurances that the Company's management will be able to implement its plans in a profitable manner. See "2) Dependence on Current Management".

5) LACK OF OPERATING HISTORY

Delta is a development stage company and has no operating history as the Company was founded November 1999. The Company's business is subject to most of the risks inherent in the establishment of a new business enterprise. The likelihood of success of the Company must be considered in light of the expenses, difficulties, delays and unanticipated challenges encountered in connection with the formation of a new business and the marketing of a new product. Delta may not become profitable. If the Company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. The Company expects to significantly increase its research and development, general and administrative, and marketing expenses. As a result, Delta will need to generate significant revenues to achieve and maintain profitability.


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The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the early stages of development in new and evolving markets for online financial services. These risks include:
- The ability to develop further its unproven online business model;
- The ability to further develop awareness and loyalty for its www.deltamutual.com brand;
- The ability to maintain funding sources for mortgage loans;
- The ability to attract and retain qualified personnel; and
- The ability to anticipate and adapt to the changes in the evolving electronic commerce market.

In addition, no online mortgage Company has ever operated an Internet-related business during a downturn in the mortgage market and the Company cannot give any assurances that it would be successful in such a market.


6) DELTA BELIEVES IT WILL ORIGINATE AND FUND FEWER SUB-PRIME MORTGAGE LOANS IF INTEREST RATES RISE.

Although the Company believes sub-prime credit mortgage loans are not as interest rate sensitive as "A" credit loans, in periods of rising interest rates demand for mortgage loans typically declines. During those periods, the Company could likely originate and fund fewer sub-prime mortgage loans and its revenues could decline. Demand for refinancing mortgages declines more significantly than for new home purchase mortgages during periods of rising interest rates.


7) GAINS AND LOSSES ON SALES OF SUB-PRIME MORTGAGE LOANS IN THE SECONDARY MARKET MAY BE AFFECTED BY RISING INTEREST RATES AND ANY HEDGING STRATEGY IMPLEMENTED MAY NOT OFFSET THE RISK.

In the event Delta holds any loans rather than immediately selling them through correspondent lenders or into the secondary marketplace, the Company's ability to generate net gains on the sale of loans in the secondary sub-prime mortgage market may be adversely affected by increases in interest rates.



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The Company intends to establish interest rates on mortgage loans originated at the same time it obtains commitments from the anticipated purchasers of the loans. The mortgage loan purchase commitments obtained will be contingent upon delivery of the loans to the purchasers within specified periods.

If Delta is unable to deliver closed loans on time and interest rates increase, the Company may experience no gain, or even a loss, on the sale of these loans. The Company does not initially anticipate the use of derivative financial instruments to hedge these risks and is therefore exposed to losses caused by rising interest rates. The Company will be evaluating hedging strategies to protect against this risk. Hedging strategies involve buying and selling mortgage-backed securities so that if interest rates increase and the Company expects to suffer a loss on the sale of those loans, the Company's buying and selling of mortgage-backed securities will offset the loss.

An effective hedging strategy is complex and no hedging strategy can completely eliminate the risk. To the extent that Delta implements a hedging strategy but is unable to effectively match the purchases and sales of mortgage-backed securities with the sale of the loans originated, the Company's gains on sales of mortgage loans may be reduced.


8) IF DELTA MUTUAL, INC. ADOPTS A HEDGING STRATEGY, THIS MAY ALSO CHANGE THE WAY THE COMPANY SELLS LOANS IN THE SECONDARY MARKET, WHICH WOULD EXPOSE DELTA TO LOSSES IF INTEREST RATES DECLINE SHARPLY.

If the Company adopts a hedging strategy to manage its risks, it may also begin selling more loans on a mandatory delivery basis. Selling on a mandatory delivery basis means the Company is required to sell the loans to a secondary market investor at an agreed upon price, regardless of whether the loans close. This strategy potentially generates greater revenue for Delta because secondary market investors are willing to pay more for this type of commitment. However, it also exposes the Company to greater losses if interest rates decline sharply and borrowers choose not to close on the higher interest rate loans that Delta promised them prior to the decline in interest rates. Any hedging strategy adopted would be intended to help manage the risk of selling loans on a mandatory delivery basis. However, as with hedging strategies to protect against rising interest rates, no hedging strategy is perfect. To the extent that Delta is unable to



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effectively match the purchases and sales of mortgage-backed securities with the sale of the loans originated, the greater risks associated with loans sold on a mandatory delivery basis may cause the Company to lose money on the sale of those loans.

9) THE COMPANY'S NET INTEREST INCOME MAY BE REDUCED BY FLUCTUATIONS IN INTERMEDIATE-TERM AND SHORT-TERM INTEREST RATES.

When intermediate-term interest rates approach or sink below short-term interest rates, the Company's net interest income is reduced or Delta suffers net interest losses. Delta earns net interest income or suffers net interest losses from the time it funds a mortgage loan until it is delivered to an investor in the secondary market.

That time period generally consists of 25-40 days. Whether the Company earns net interest income or suffers net interest losses depends on the difference between the interest rates on mortgage loans funded and the interest rates on the money borrowed to fund those mortgage loans. The interest rates on mortgage loans funded are affected by intermediate-term rates in the United States. The interest rates on the money borrowed to fund mortgage loans are affected by short-term rates based on the London Interbank Offered Rate (LIBOR). If the intermediate-term rates in the United States approach the LIBOR rate, the Company's net interest income is reduced or it will suffer net interest losses.


10) FLUCTUATIONS MAY OCCUR IN OPERATING RESULTS DUE TO SEASONALITY AND OTHER FACTORS.

The Company's revenue is subject to seasonal and other fluctuations. Home sales typically peak during the spring and fall seasons and decline in the summer and winter. Operating results may fluctuate significantly as a result of a variety of other factors, many of which are outside the Company's control. These factors include:
- a decline in residential home buying that decreases the demand for purchase mortgage loans;
- an increase in interest rates that decreases the demand for refinancing existing mortgage loans; and
- the number of applications generated through Delta's Web site and those sites created and maintained for clients.



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11) DELTA'S BUSINESS MAY GROW SIGNIFICANTLY IN THE NEXT 2 YEARS AND THE COMPANY
MAY HAVE DIFFICULTY MANAGING THE GROWTH.

It is anticipated that the Company will experience a period of rapid growth that may place a significant strain on its resources. If the Company fails to manage the growth effectively, the quality of services will be impaired and financial performance will suffer. The Company anticipates that the number of employees could increase from a planned level of 8 in year calendar year 2000 to 80 or more by the end of year 2003.

To manage future growth effectively, Delta must integrate new personnel, manage the expanded operations, invest in technology infrastructure and obtain additional space to house its operations.


12) IF THE COMPANY IS UNABLE TO MAINTAIN ADEQUATE FINANCING SOURCES, THE COMPANY'S ABILITY TO ORIGINATE AND FUND MORTGAGE LOANS WILL BE IMPAIRED AND ITS REVENUES WILL SUFFER.

The ability to fund mortgage loans depends to a large extent upon the Company's ability to secure financing on acceptable terms. Initially, most loans will be funded through correspondent lending sources or wholesale mortgage banks.

It is anticipated that the Company will eventually fund most of the loans it originates through large lines of credit known as warehouse lines of credit, or under collateralized loan repurchase agreements. Several commercial banks and institutional investors provide these funding sources. Most of these financing arrangements are for a term of one-year and some are cancelable by the lenders at any time. If Delta is not successful in renewing its borrowings or in arranging new financing with terms as favorable as the terms of the then current financing arrangements, Delta may have to curtail its origination and funding activities, which would reduce its revenue. All of the financing arrangements used to fund mortgage loans are subject to financial covenants and other restrictions. If Delta is unable to operate within the covenants or obtain waivers, all amounts then owed under the financing arrangements could become immediately payable. The termination of a financing arrangement by a lender, or the acceleration of its debt, would have a significant negative effect on Delta's business.



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13) THE INTERNET MARKET IS HIGHLY COMPETITIVE AND DELTA MAY NOT BE ABLE TO
SUCCESSFULLY COMPETE AGAINST INCREASED COMPETITION IN THIS MARKET.

The market for Internet products and services is highly competitive and there are no substantial barriers to entry. Delta expects that competition will continue to intensify. Many of the Company's Internet competitors have more experience online and have greater brand recognition. Delta may not be able to successfully compete in the Internet services market, which would prevent it from effectively executing its business strategy. Recent significant entrants into the online mortgage market include E-Loan, Countrywide and iOwn. In addition, some competitors are partnering with Internet portals such as Yahoo! and America Online.


14) ADDITIONAL PRICING PRESSURES RESULTING FROM INCREASED ONLINE COMPETITION COULD REDUCE REVENUES.

Pricing of mortgage loans on the Internet is also highly competitive. Increased competition in the online arena may force the Company and other online mortgage lenders to reduce the their prices to borrowers, thus reducing Company revenue. Pricing to borrowers involves a number of factors, including the interest rate on the loan, up-front origination fees and fees for processing, underwriting and document preparation.


15) COMPETITORS IN THE MORTGAGE BANKING MARKET ARE OFTEN LARGER, MORE EXPERIENCED AND HAVE GREATER FINANCIAL RESOURCES, WHICH WILL MAKE IT DIFFICULT TO SUCCESSFULLY COMPETE.

Delta will compete with other mortgage banking companies, commercial banks, savings associations, credit unions, insurance companies and other financial institutions in every aspect of its business. Many of these companies and financial institutions are larger, more experienced and have greater financial resources than Delta.

Accordingly, the Company may not be able to successfully compete in the mortgage banking market. Some competitors may be able to respond more quickly to take advantage of new or changing opportunities, technologies and customer requirements. They also may be able to undertake more extensive promotional activities, offer more attractive terms to borrowers and adopt more aggressive pricing policies. Should the Company be unsuccessful in competing with other companies, Delta may not be able to achieve the desired level of market share, the result could have negative impact on the Company's finances and operations.


16) A DISCONTINUATION OR REDUCTION IN SECONDARY MARKET PROGRAMS WOULD HURT THE COMPANY'S FINANCIAL PERFORMANCE.

The Company's ability to sell mortgage loans to institutional investors in the secondary market is largely dependent upon the continuation of programs administered by private mortgage investors. These investors facilitate the sale of mortgage loans and mortgage-backed securities through the secondary market. Any discontinuation of or reduction in the operation of those programs or any significant impairment of the Company's eligibility to participate in those programs would hurt the Company's financial performance. Also, any significant adverse change in the secondary market level of activity or the underwriting criteria of these private mortgage investors would reduce revenues.


17) IF INTERNET GROWTH SLOWS OR BORROWERS ARE RELUCTANT TO CONDUCT FINANCIAL BUSINESS THROUGH THE WEB, THE COMPANY WILL GENERATE FEWER LOANS ONLINE.

The Company's ability to originate mortgage loans on the Internet and provide clients with Internet-based mortgage services is dependent upon continued growth in Internet usage. Web-based mortgage lending is relatively new, and Delta cannot predict whether there will be growth in mortgage loans generated on the Internet. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including lack of acceptable security technologies, inadequate development of the Internet infrastructure or slow or inadequate development of performance improvements. Mortgage borrowers are accustomed to traditional means of obtaining mortgage financing. To be successful, these borrowers must accept the use of the Internet to conduct financial transactions and exchange information online.

18) IF THE ECONOMIES OF STATES IN WHICH DELTA MAY OPERATE EXPERIENCE A DOWNTURN, BUSINESS MAY BE SIGNIFICANTLY AFFECTED.

Should a sustained economic downturn occur, either in the nation as a whole of in one or more key states in which Delta may operate, revenue may be significantly reduced. Due to the large numbers of loan historically originated in California by the mortgage industry as a whole, a downturn in the economy of California alone could lead to financial problems for the Company.

Should this occur, the Company believes that it is doubtful that origination volume from other states, if any, would adequately compensate for the loss in volume and revenue. This could have a severe damaging effect on the Company.


19) INTERNET SYSTEM FAILURES AND SECURITY CONCERNS COULD MAKE BORROWERS RELUCTANT TO USE DELTA'S ONLINE SERVICES.

The performance of the Company's web site and the web sites maintained for its clients is important to the Company's reputation, its ability to attract customers and its ability to achieve market acceptance of Delta services. Any system failure that causes an interruption or an increase in response time of the Company's services could result in fewer loan applications through the web site and those maintained for clients. System failures, if prolonged, could reduce the attractiveness of Delta's services to borrowers and clients.

In addition, despite the implementation of network security measures, computer servers are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with Delta's computer systems. If the security system is breached, it could result in a negative impact to the Company including loss of revenue from failure to meet commitments, etc.

20) IF THE COMPANY IS UNABLE TO COMPLY WITH MORTGAGE BANKING RULES AND REGULATIONS, ITS ABILITY TO ORIGINATE AND FUND MORTGAGE LOANS MAY BE RESTRICTED.

The mortgage banking business is subject to the rules and regulations of various federal, state and local regulatory agencies in connection with originating, processing, underwriting and selling mortgage loans. These rules and regulations, among other things, impose licensing obligations, prohibit discrimination, and establish underwriting guidelines and mandate disclosures and notices to borrowers.

The Company is also required to comply with each regulatory entity's financial requirements. If Delta does not comply with these rules, regulations and requirements, the regulatory agencies may restrict the Company's ability to originate and fund mortgage loans.

Delta also must comply with state usury laws. If the Company fails to comply with these laws, the states can impose civil and criminal liability and restrict the ability to operate in those states.

In addition, secondary market investors may demand indemnification or require the Company to repurchase loans sold in the secondary market.

Delta also may be subject to class action lawsuits.

Any of these events could impair the Company's ability to originate and fund loans, which would reduce revenue.


21) CHANGES IN REGULATORY REQUIREMENTS OR THE INTERPRETATIONS OF THOSE REQUIREMENTS COULD INCREASE THE COSTS OF DOING BUSINESS OR OTHERWISE HURT THE COMPANY'S FINANCIAL PERFORMANCE.

Regulatory and legal requirements are subject to change and may become more restrictive, making compliance more difficult or expensive or otherwise restricting the Company's ability to conduct business. Changes in these regulatory and legal requirements could increase the costs of doing business. Many states prohibit non-employees of a licensed mortgage Company from conducting business under that licensed mortgage Company's name. Delta may often be hired to provide back office functions, such as processing and underwriting. Because providing these back office services is a relatively new concept in the industry, most state regulations do not specifically address the provision of back office services.

As state regulators become more familiar with these practices, it is possible that they may interpret current regulations or enact new regulations to restrict the Company's ability to perform these back office services for clients, either of which would adversely affect financial performance.


22) IF DELTA FAILS TO MAINTAIN MORTGAGE BANKING AUTHORITY IN THE STATES WHERE IT DOES BUSINESS, THE COMPANY MAY INCUR LIABILITY.

Initially, the Company intends to be licensed to offer mortgage services only in California. In the future, the Company may offer mortgage services in other states. In that event, the Company may have to be licensed in those states. If the Company fails to maintain any of its licenses or ceases to qualify for any exemptions from the licensing requirements, the Company may incur liability and may be unable to transact business in those jurisdictions.


23) THE COMPANY FACES LEGAL UNCERTAINTIES ASSOCIATED WITH THE INTERNET AND ELECTRONIC COMMERCE WHICH COULD INCREASE THE COSTS OR REDUCE DEMANDS FOR THE COMPANY"S SERVICES.

Delta's operations on the Internet are not currently subject to direct regulation by any government agency in the United States beyond mortgage-related regulations and regulations applicable to businesses generally. However, the adoption of new laws or the application of existing laws may decrease the use of the Internet, which would decrease the demand for the Company's services and might increase the cost of doing business. A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, including:
- online content;
- user privacy;
- taxation;
- access charges;
- liability for third-party activities; and
- jurisdiction.

In addition, the tax treatment of the Internet and electronic commerce is currently unsettled. A number of proposals have been made that could impose taxes on the sale of goods and services and other Internet activities.

Recently, the Internet Tax Information Act was signed into law placing a three-year moratorium on new state and local taxes on Internet commerce. However, it cannot be assured that future laws imposing taxes or other regulations would not substantially impair the growth of Delta's business and its financial condition.

Some local telephone carriers claim that the increasing popularity of the Internet has burdened the existing telecommunications infrastructure and that many areas with high Internet use are experiencing interruptions in telephone service. These carriers have petitioned the Federal Communications Commission to impose access fees on Internet service providers. If these access fees are imposed, the costs of communicating on the Internet could increase, which could decrease demand for Delta's services and increase the cost of doing business.


24) IF THE COMPANY IS UNABLE TO ADAPT TO TECHNOLOGICAL CHANGES, DELTA'S ABILITY TO COMPETE ON THE INTERNET WILL BE IMPAIRED.

The market for Internet products and services is characterized by rapid technological developments, evolving industry standards, and frequent new products and enhancements. If faster Internet access becomes more widely available through cable modems or other technologies, the Company may be required to make significant changes to the design and content of its Web site and the Web sites maintained for clients to compete effectively. As the number of Web pages and users increase, Delta will need to modify the Internet infrastructure, its Web site and the Web sites maintained for clients to accommodate increased traffic. If the Company cannot modify its computer systems, it may experience:
- system disruptions;
- slower response times;
- impaired quality and speed of application processing; and
- delays in reporting accurate interest rate information.

If Delta fails to effectively adapt to increased usage of the Internet or new technological developments, it will be unable to successfully compete online.

25) THE COMPANY'S EFFORTS TO ENHANCE AWARENESS OF THE DELTAMUTUAL.COM BRAND MAY BE UNSUCCESSFUL, WHICH WOULD AFFECT FINANCIAL PERFORMANCE.

The Company believes that establishing and maintaining the "DeltaMutual.Com" brand name and its reputation is an important aspect of its efforts to attract and expand its technology services and mortgage lending business. The Company also believes that the importance of brand recognition will increase due to the growing number of Internet sites and the relatively low barriers to entry.

If the Company fails to adequately promote and maintain its brand name, the Company's financial performance will suffer. To maintain and enhance the "DeltaMutual.Com" brand, Delta must provide high-quality products and services, particularly on the Internet. If any breach or alleged breach of security or privacy involving the Company's online services occurs, or if Delta is unable to otherwise successfully promote and maintain its brand, its business is likely to suffer.


26) ONLINE SECURITY RISKS MAY HARM THE COMPANY'S BUSINESS OPERATIONS.

A significant barrier to online commerce is the secure transmission of confidential information over public networks. If any compromise of the security occurs, it would injure the Company's reputation, and could impact the success of the business. Delta intends to rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, such as that required on a mortgage loan application. Advances in computer capabilities, new discoveries in cryptography, or other developments may result in a breach of the techniques used to protect customer data.

27) COMPANY RELIANCE ON THIRD PARTIES FOR DEVELOPMENT AND MAINTENANCE OF INDUSTRY STANDARD SOFTWARE MAY PUT DELTA AT RISK FOR INTERRUPTIONS OR SLOW DOWNS IN THE COMPANY'S BUSINESS.

The Company's products and services will rely on software licensed by third parties. If Delta has to replace third-party software, the business could suffer during the replacement period. It is believed that there are other sources for most of the specialized software anticipated to be used. However, because the Company's products will incorporate software developed and maintained by third parties, and because the Company intends to license from third parties industry standard software products that may not be able to be replicated, the Company will depend on those third parties to:
- deliver and support reliable products;
- enhance their current products;
- develop new products on a timely and cost-effective basis; and
- respond to emerging industry standards and other technological changes.

In addition, the third party software intended to be used in Delta's products and the delivery of the Company's services may become obsolete or incompatible with the products and services the Company offers in the future.


28) DELTA MUTUAL INC. FACE RISKS THAT ITS INTELLECTUAL PROPERTY MAY NOT BE ADEQUATELY PROTECTED AND THAT THE COMPANY MAY BE SUBJECT TO CLAIMS FROM THIRD PARTIES FOR INFRINGEMENT.

Forthcoming copyrights, trademarks, trade dress, trade secrets, and similar intellectual property are critical to the Company's success. However, the Company may not be able to adequately protect its intellectual property against infringement, which could damage Delta's reputation or create brand confusion in the market. Either of those events could injure the Company's financial performance if it took place on a large enough scale. Mortgage-related Internet technologies are rapidly being developed. As a result, it is believed that disputes regarding the ownership of these technologies are likely to arise in the future. Third parties may assert infringement claims against the Company. Delta may incur substantial costs in defending against third-party infringement claims regardless of the merit of those claims. The Company also cannot guarantee that it would be able to license comparable technology if its use was found to infringe on someone else's rights. If the Company is unable to license comparable technology, the business could suffer.


29) THE COMPANY MAY NOT BE ABLE TO HIRE AND RETAIN SUFFICIENT TECHNICAL AND SUPPORT PERSONNEL NEEDED TO SUCCEED.

Competition for qualified technical and support personnel is intense, and the Company may not be able to hire and retain sufficient numbers of qualified technical and support personnel. If it fails to hire and retain sufficient numbers of technical and support personnel, the Company's business and results of operations could be adversely affected.


30) EARLY MORTGAGE LOAN PAYMENT DEFAULTS MAY CAUSE LOSSES.

If borrowers default in the first few months after the loan is originated, the Company may be required to repurchase those loans from the secondary market investors to whom it sold those loans. The Company may not be able to resell those loans in the secondary market. The financial performance of the Company may be adversely affected during economic downturns when the frequency of loan defaults tends to increase. This could have a negative effect on the Company as it could impact servicing release revenue or other fee or origination income due Delta from correspondent lenders or secondary market sources.


31) THE COMPANY MAY BE REQUIRED TO REPURCHASE LOANS OR INDEMNIFY INVESTORS IF IT BREACHES REPRESENTATIONS AND WARRANTIES.

When a mortgage loan is sold to a secondary market investor, the Company makes representations and warranties about characteristics of the mortgage loan, the borrower and the underlying property. If Delta breaches any of these representations and warranties, it may be required to repurchase the loan from the investor or indemnify the investor for any damages caused by the breach.

With some loan sales, the Company may be required to return a portion of the premium paid by the investor for the loan if the loan is prepaid within the first year after its sale. If the Company is regularly required to repurchase loans, indemnify investors or return loan premiums, it would have an adverse effect on the Company's financial performance.


32) A DELAY IN THE RECEIPT OF SERVICES FROM THIRD PARTIES MAY REDUCE THE COMPANY'S REVENUES.

The Company relies on third party sources for some of the information used in the mortgage loan underwriting process, including credit reports, appraisals and title searches. Any interruptions or delays in obtaining these services may cause delays in the processing and closing of mortgage loans, which could create customer dissatisfaction and injure the Company's market position. In the event of a failure of third party sources to perform their duties, Delta could suffer financial harm as it may not be able to fund loans in a timely manner, may be forced to retain and service loans that otherwise would have been sold, etc.


33) THE COMPANY'S BUSINESS OPERATIONS MAY BE INTERRUPTED IF IT EXPERIENCES UNEXPECTED YEAR 2000 PROBLEMS.

Many existing computer systems and software products do not properly recognize dates after December 31, 1999. This Year 2000 problem could result in data corruption, system failures or disruptions of operations. The Company will be subject to potential Year 2000 problems affecting its products and services, its internal systems, and the systems of third parties on whom it relies. The Company believes that the technology behind its products and services is Year 2000 compliant. However, errors or defects may be discovered in various computer systems that may be unresolvable or that may result in material costs to the Company. Year 2000 problems could negatively affect the Company's business, operating results and financial condition. The Company's plan calls for the use of third-party equipment, software and content that, while the Company believes it will be Year 2000 compliant, may not be Year 2000 compliant. If third parties on whom the Company has relied are not Year 2000 compliant, the Company's business could be adversely affected. As the Company anticipates commencing business early in calendar year 2000, management believes the impact of year 2000 problems should be minimal.

34) THE COMPANY WILL NEED ADDITIONAL CAPITAL IN THE FUTURE AND ADDITIONAL FINANCING
MAY NOT BE AVAILABLE.

Delta anticipates that raising capital will be required to complete its stated business plan. It is anticipated that the company will conduct offerings intended to raise up to, but not exceeding $1 million. Should such offerings be unsuccessful in generating a minimum of $250,000, then the plan of the business may fail, and those funds invested through this offering may be unrecoverable.

The planned raising of capital, combined with the revenues generated from operations, are anticipated to be sufficient to meet the Company's anticipated working capital and capital expenditure requirements for at least the 6 months subsequent to the completion of the raising of the minimum noted previously.

The Company may need to raise additional capital, however, to fund more rapid expansion, to develop new and to enhance existing services to respond to competitive pressures, and to acquire complementary business or technologies. The Company may not be able to obtain additional financing on terms favorable to Delta, if at all. If adequate funds are not available or are not available on terms favorable to the Company, it may not be able to effectively execute its business plan. Additionally, such funding will result in dilution to those shareholders acquiring shares through this offering in both net tangible book value as well as percentage ownership.


35) LACK OF PUBLIC MARKET

No public market currently exists for the Common stock of the Company and no assurances can be given that any such market will develop.


36) DIVIDEND POLICY

The Company has not paid any dividends since its inception and the Board of Directors does not anticipate declaring any cash dividends in the foreseeable future.

Item 2:  Management's  Plan of Operation

It is management's intent to commence operations in the fourth quarter of the year 2000. This is predicated upon the ability of the company to secure a minimum of $250,000 in equity through the sale of its common stock. Overall funding of up to $1 million is needed to implement the company's plans for the first twelve months of operations. The company is presently engaged in the following pre-operational activities.
- Planning of its capital formation strategy
- Website construction
- Software selection
- Initial state regulatory filings
- Establishment of staffing profiles and personnel qualifications
- Identification of potential administrative office sites

Hiring and implementation of preliminary marketing and sales efforts will begin when management is confident that its capital formation strategy is able to secure the minimum funding articulated above.

The website domain name "deltamutual.com" has been reserved in anticipation of web site construction.

Initial operations will concentrate on the California market as research has indicated that a substantial portion of nation wide on line originations occur in California. Once established in this market, the company will then expand according to its development strategy into other markets.

In the event that minimum funding unable to be secured, management will reevaluate the strategy to initiate and build through the internet in favor of approaching the sub-prime market through historical channels.

During the pre operational and initial phase of operations, the officers of the company will not be compensated.


Item 3:  Description of Property

The company has no properties at this time and has no agreements to acquire any properties.

Currently the Company occupies space, provided at no cost by its President, at 335 Garden Street, Hoboken New Jersey. This arrangement will continue until initial funding is secured at which time, additional space will be required to support operations which will include multiple employees as well as computer and other office equipment necessary to conduct operations.

The Company believes that the necessary space will be available to the Company in quantities and at terms favorable to the Company and the Company's initial intent is to lease all facilities and only purchase if operations warrant.


Item 4:  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial owners of 5% or more the Company's sole class of stock - voting common.

                  Name and Address        Amount and Nature
Title of Class    Of Beneficial Owner     Of Beneficial Owner  Percent of Class


Common            James E. Platek         300,000 Shares       56.07%
                  335 Garden Street
                  Hoboken , NJ 07030

Common            Bonnie J. Cunningham     150,000 Shares      28.03%
                  6746 Wild Cherry Dr.
                  Coopersburg, Pa. 18036

Common            All others under 5%       85,000 Shares      15.90%


Mr. Platek and Ms. Cunningham are the only officers and directors of the Company. There are no options or agreements to issue shares to the officer/management or any entity or individual which would change the control of the Company.

Item 5:  Directors, Executive Officers, Promoters and Control Persons

The officers and directors of the Company are as noted below.

Name                    Age    Position

James E. Platek          32    President/CEO/ Director

Bonnie J. Cunningham     26    Secretary/Treasurer/Director


James E. Platek President/CEO: Graduating from Rutgers in 1989, Mr. Platek has spent the last ten 10 years in the financial services industry. His work experience includes serving as a Retail Broker for Morgan Stanley Dean Witter as well as management of a large private money fund, specializing in start up operations and leasing. Mr. Platek has worked at Plymouth Partners LP specializing in financing and marketing. At Delta Mutual, he will be principally responsible for sourcing warehousing lines and correspondent relationships, which will be necessary to conduct operations.

Bonnie J. Cunningham Secretary/Treasurer: A 1995 graduate of Purdue University, Miss Cunningham has been engaged in retail management since that time with nationally recognized merchandisers such as The Federated Group. Primary responsibilities have been the implementation and oversight of multi-location sales programs. In her management role at Delta she will be responsible for the coordination of the establishment of marketing and sales programs. Included in her responsibilities will also be the outsourcing of all media advertising required to support the internet sales program of the Company.

No director or officer has been involved in any event associated with bankruptcy, criminal conviction, decree barring participation in a business activity or subject to a finding which articulated a violation of federal or state securities law.

The election of the board is conducted pursuant to the by-laws of the corporation, which are filed as Exhibit 3.2.

The company has not nor does not plan to engage any third party for the purposes of the sale and promotion of the stock of the company. Accordingly no fees are intended to be paid for these purposes.

Item 6:  Executive Compensation

None of the company's officers and or directors has received any compensation for services from the inception to date. They have agreed, informally without contract or other agreement, to act without compensation until operations have commenced, this being estimated as being the fourth quarter of 2000 and predicated upon the successful generation of equity investment.

No deferred compensation, pension, profit sharing, stock option or welfare benefit plan or program have been adopted by the company for the benefit of its officers or future employees.

It is the intent of management to, once operational, institute a performance based compensation program utilizing organizational as well as financial mileposts as benchmarks.


Item 7:  Certain Relationships and Related Transactions

There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.


Item 8:  Description of Securities

The company's authorized capital stock consists of 20,000,000 shares of $.0001 par value common stock. There are 535,000 shares issued and outstanding as of the date of this filing.

All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid non assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of common stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors.

In the event of the liquidation of the company each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the company's common stock are entitled to share pro rata in dividends and distributions with respect to the common stock, as may be declared by the board of Directors out of funds legally available therefor. The company's transfer agent is Standard Registrar Transfer Agency of Albuquerque, New Mexico.



Part II

Item 1: Market Price and Dividends on the Registrant's Common Stock and Related Stockholder Matters

There is no trading market for the Company's Common Stock, therefore there is no market price. Further, there is no assurance that a trading market will develop or, in the event trading activity is effected, that it will continue. The company intends to make filings with the NASD to secure a ticker symbol as well as begin trading in the National Quotation Bureau LLC "Pink Sheets" and, in the future, on the NASDQ OTC Electronic Bulletin Board.

As of the date of this filing, the common stock of the company is considered to be a "penny stock" within the definition of the Securities and Exchange Commission.

For any transaction involving a penny stock, unless exempt, the rules require
(1) that a broker or dealer approve a person's account for transactions in penny stocks, (2) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve an individual's account for transactions in penny stocks, the broker or dealer must deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (a) sets forth the basis on which the broker or dealer made the suitability determination and (b) that the broker or dealer received a signed written agreement from the investor prior to the transaction.

Disclosure also has to be made abut the risks of investing in penny stocks in both public offering and secondary trading, and about commissions payable to both broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The company has approximately forty shareholders including management who hold shares of the common stock of the Company.


Item 2:  Legal Proceedings

There is no litigation pending or threatened by or against the company.


Item 3:  Changes in and Disagreements with Accountants

The company has not changed accountants since its formation and there have been no and are no disagreements with the firm with respect to any accounting policy adopted by the Company. There have been no management letters submitted by the accountants highlighting any reportable event requiring corrective action by the Company.


Item 4:  Recent Sales of Unregistered Securities

Since incorporation in November 1999 through the submission date of this filing, the company has sold and issued 535,000 shares of its common stock.

Of the total shares outstanding, 485,000 shares are restricted and 50,000 shares are "freely-trading". The "freely-trading" shares have been issued in reliance on Rule 504 of Regulation D as amended requiring state registration and disclosure document to be delivered to each investor. The company has registered its offering of freely trading shares as required by state law in the state of registration. Further, disclosure statements have been delivered to any investor in the company's stock.

There were no underwriters used in connection with the sale and issuance of any security.

The following table summarizes the sales of the company's common stock from inception through the filing date of this Form 10-SB.

Dates        Amount of     Aggregate                                    Issue
of Sale      Securities    Offering Price   Consideration   Exemption   Status

November-99   450,000             $45       Cash            Reg. D
Restricted
December-99    35,000           3,500       Cash            Reg. D
Restricted
April-00       50,000           5,000       Cash            Reg. D      Freely
Trading
              535,000          $8,545

Item 5:  Indemnification of Officers

The company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the company pursuant to the foregoing, the company has been informed that such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.



Part F/S

	Page

Report of Independent Certified Public Accountant     37

Balance Sheet                                         38

Statement of Loss                                     39

Statement of Cash Flows                               40

Statement of Shareholders' Equity                     41

Footnotes to Financial Statements                   42-45

Report of Independent Certified Public Accountant


To the Shareholders of Delta Mutual, Inc.

I have audited the accompanying balance sheet of Delta Mutual, Inc. as of December 31, 1999, and the related statements of loss, cash flows and shareholders' equity for the period since inception (November 17, 1999) then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Mutual Inc. as of December 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The Company is in its start-up phase and has no operating history. The Company presently does not have sufficient liquid assets to finance its anticipated funding needs and obligations. If fundraising activities are not successfully completed, the Company may not be able to meet its obligations as they become due and, accordingly, may not be able to continue its business operations as presently anticipated.


/S/ Daniel J. Baier
Daniel J. Baier, CPA, P.C.
Rochester, NY
February 22, 2000

Delta Mutual, Inc. - A Development Stage Company
Balance Sheet
December 31, 1999



Assets
Cash                                          $ 5,383
                                            ----------
Total Assets                                  $ 5,383
                                            ==========


Liabilities and Shareholders' Equity

Accounts Payable                              $ 2,700
Accrued Interest                                   14
                                            ----------
Total Liabilities                               2,714
                                            ----------

Shareholders' Equity
Loan from Shareholder                           4,950
Common Stock - 20,000,000 Shares                   49
  Authorized; 485,000 Shares Issued
  and Outstanding
Paid In Capital                                 3,501
Deficit Accumulated During The                 (5,831)
  Development Stage                         ----------
Total Shareholders' Equity                      2,669
                                            ----------

Total Liabilities and Shareholders' Equity    $ 5,383
                                            ==========

Delta Mutual, Inc. - A Development Stage Company
Statement of Loss
from Inception (November 17, 1999)
to December 31, 1999


Revenue                                          $ -
                                              ----------

Expenses
Legal and Accounting Services                     4,193
Other Corporate Expenses                          1,574
Interest                                             14
Taxes                                                50
                                              ----------
Total Expenses                                    5,831
                                              ----------
(Loss) for period                               $(5,831)
                                              ==========

Average shares of Common Stock Outstanding      485,000
                                              ==========

(Loss) per Common Share                          $(0.01)
                                              ==========

Delta Mutual, Inc. - A Development Stage Company
Statement of Cash Flows
from Inception (November 17, 1999)
to December 31, 1999

                                        (Uses) /
                                        Sources
                                        of Cash

Operating Cash Flow
(Loss) for period                       $ (5,831)
Less- Interest Accrued                        14
Less- Accounts Payable                     2,700
                                    -------------
Net Cash Used By Operations               (3,117)
                                    -------------

Financing
Sale of Common Stock                       3,550
Loan from Shareholder                      4,950
                                    -------------
Net Cash From Financing                    8,500
                                    -------------

Increase In Cash                           5,383
Cash - Beginning                              -
                                    -------------
Cash - Ending                            $ 5,383
                                    =============

Cash Paid for Interest                      $ -
                                    =============

Cash Paid for Income Taxes                  $ -
                                    =============

Delta Mutual, Inc. - A Development Stage Company
Statement of Shareholders' Equity
from Inception (November 17, 1999)  to
December 31, 1999

                                            Loan         Number
                                            From         of Common             Paid In
                                            Shareholder  Shares         Stock    Capital   Deficit     Total


Balance at Inception (November17, 1999            -          -             -         -          -         -
Sale of Common Stock                                      485,000        $49     $ 3,501             $ 3,550
Loan from Shareholder                         $ 4,950                                                  4,950
Deficit for the period from Inception
  to December 31, 1999                                                                     (5,831)    (5,831)
                                             ---------------------------------------------------------------
Balance at December 31, 1999                  $ 4,950     485,000        $49     $ 3,501  $(5,831)   $ 2,669

                                             ===============================================================




4

Note 1  - Organization and Summary of Significant Accounting Policies

Organization:

The Company was incorporated in the State of Delaware on November 17, 1999.

The Company intends to raise capital to develop as an "online" mortgage company catering specifically to the needs of households with substandard credit by offering First and Second mortgages as well as home equity lines of credit. The Company expects to handle all aspects of loan origination for the borrower and would also provide complete transaction services for sale in the secondary market. The intended services, offered principally through an internet web site, include:
- Loan Products - Including 30 year and 15 year fixed loans, fixed and adjustable rate products, balloon loans, second mortgages and home equity lines of credit.

- Rate Search - The Company's search function would identify the most competitive product available based on total cost including interest rates, points and fees.
- Loan Comparison - Borrowers would have the ability to compare loans returned from a search in relation to rates, points, prepayment penalties and other important aspects.

- Loan Recommendations - To help borrowers find the most suitable loan available, the Company would provide a recommendation feature, which is a brief questionnaire, that would enable borrowers to describe their objectives. Borrowers would then select the interest rate scenario and loan amount sought and the Company's proprietary algorithm would use this information to deliver a set of suitable loan products.

- Company-Track - Company-Track is intended to be a proprietary online tracking system allowing borrowers to track the progress of their loan application as well as the anticipated closing costs from preliminary estimate to final settlement.

Development Stage Operations:

The Company is in its start-up phase and has no operating history. From inception to December 31, 1999, the Company has not recognized any revenue; also, the Company has not capitalized any costs associated with its start-up.

Estimates:

Management uses estimates and assumptions in preparing financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.


Comprehensive net income/loss:

The Company's financial statements reflect no items comprising other comprehensive income or loss as prescribed by Statement of Financial Accounting Standard ("SFAS") No. 130 - Reporting Comprehensive Income. Accordingly, the loss shown in the Statement of Loss is equivalent to the comprehensive net loss.

Loss per Common Share:

The Company's basic and diluted loss per share are substantially equivalent and are computed by dividing the net loss for the period by the average number of common shares outstanding for the period. In light of the Company's limited period since inception, the number of shares outstanding at December 31, 1999 were deemed to be outstanding for the entire period for the purpose of computing the loss per common share.

Revenue  Recognition:

The Company has not recognized any revenue as it is in the early stage of its start-up of operations.

Cash:

Cash consists of cash on deposit at a financial institution together with cash proceeds from the sale of common stock of $3,500 pending deposit.

Loan from Shareholder:

In connection with the initial capitalization of the Company, its principal shareholder loaned the Company the sum of $4,950. Such liability has been presented as a component of shareholders' equity which, as required by the Securities and Exchange Commission, recognizes that such amounts, while legally enforceable, may not actually be paid.

For the period ended December 31, 1999, interest of $14 has been accrued on this loan.

Income Taxes:

The Company has not recognized any provision for the tax benefits associated with its loss from inception to December 31, 1999. Such loss may be carried forward for tax-return purposes. However, the Company is unable to predict the nature, timing and extent of near-term profitability; accordingly the Company presently intends to recognize such carryforward benefits when realized.


Note 2  - Development Stage Operations

The Company is in its start-up phase and has no operating history. The Company's business is subject to most of the risks inherent in the establishment of a new business enterprise. The likelihood of success of the Company must be considered in light of the expenses, difficulties, delays and unanticipated challenges encountered in connection with the formation of a new business, raising operating and development capital, and the marketing of a new product.

The Company presently does not have sufficient liquid assets to finance its anticipated funding needs and obligations. If fundraising activities are not successfully completed, the Company may not be able to meet its obligations as they become due and, accordingly, may not be able to continue its business operations as presently anticipated.

Note 3 - Common Stock

The Company has a single class of Common Stock with a par value of $0.0001 per share. There are 20 million shares authorized, and at December 31, 1999, 485,000 shares were issued and outstanding. The president of the Company was issued 300,000 shares in November of 1999.

In 1999, the Company issued shares of its stock to investors for cash as follows:

                        Number of
Date of Issue            Shares         Amount
November, 1999          450,000            $50
December, 1999           35,000          3,500
                     ----------      ---------
                        485,000         $3,550
                     ==========      =========

Such shares were issued without registration in reliance on an exemption in federal securities laws that permits issuance of stock up to $1 million without registration of the securities.

Note 4 - Related Party Transactions

As described in Note 1, in connection with the initial capitalization of the Company, the Company's president (its principal shareholder) loaned the Company the sum of $4,950. Interest of 10% is accrued on this loan.

As described in Note 3, the president of the Company was issued 300,000 shares in November of 1999.

Part III

Item 1:  Index to Exhibits


      Exhibit                                Page
      3.1 Certificate of Incorporation       47 - 50

      3.2 Corporate Charter and By Laws      51 - 60

      27  Financial Data Schedule            61



Signatures


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

DELTA MUTUAL, INC.

Date:  May 5,  2000

By:     /s/  James Platek
             James Platek - President and Chief Executive Officer

        /s/  Bonnie Cunningham
             Bonnie Cunningham - Secretary and Tresurer

In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: May 5,  2000              /s/  James Platek
                                      James Platek, Director

Dated: May 5,  2000	         /s/  Bonnie Cunningham
                                      Bonnie Cunningham, Director

Exhibit 3.1 - Certificate of Incorporation

CERTIFICATE OF INCORPORATION

OF

DELTA MUTUAL, INC.


                    The undersigned, a natural person, for the purpose of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware (particularly Chapter 1, Title 8 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the "General Corporation Law of the State of Delaware"), hereby certifies that:

                    FIRST: The name of the corporation (hereinafter called the "corporation") is Delta Mutual, Inc.

                    SECOND: The address, including street, number, city, and county, of the registered office of the corporation in the State of Delaware is 1013 Centre Road, City of Wilmington 19805, County of New Castle; and the name of the registered agent of the corporation in the State of Delaware at such address is Corporation Service Company.

                    THIRD: The nature of the business and purposes to be conducted and promoted by the corporation are as follows: to conduct a mortgage company. To conduct any lawful business, to promote any lawful purpose, and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

                    FOURTH: The total number of shares of stock which the corporation shall have authority to issue is Twenty Million (20,000,000) shares. The par value of each of such shares is one one-hundredth of one cent ($ .0001) dollars. All such shares are of one class and are shares of Common Stock.

                    FIFTH: The name and the mailing address of the incorporator are as follows:

NAME                                  MAILING ADDRESS

Charles G. Youngblood                 4 Tower Place
                                      Albany, New York 12203

                    SIXTH: The corporation is to have perpetual existence.

                    SEVENTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

                    EIGHTH: For the management of the business and for the conduct of the affairs of the corporation, and in further definition, limitation, and regulation of the powers of the corporation and of its directors and of its stockholders or any class thereof, as the case may be, it is further provided:

1. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the Bylaws. The phrase "whole Board" and the phrase "total number of directors" shall be deemed to have the same meaning, to wit, the total number of directors which the corporation would have if there were no vacancies. No election of directors need be by written ballot.

2. After the original or other Bylaws of the corporation have been adopted, amended, or repealed, as the case may be, in accordance with the provisions of
Section 109 of the General Corporation Law of the State of Delaware, and, after the corporation has received any payment for any of its stock, the power to adopt, amend, or repeal the Bylaws of the corporation may be exercised by the Board of Directors of the corporation; provided, however, that any provision for the classification of directors of the corporation for staggered terms pursuant to the provisions of subsection (d) of Section 141 of the General Corporation Law of the State of Delaware shall be set forth in an initial Bylaw or in a Bylaw adopted by the stockholders entitled to vote of the corporation unless provisions for such classification shall be set forth in this certificate of incorporation.

3. Whenever the corporation shall be authorized to issue only one class of stock, each outstanding share shall entitle the holder thereof to notice of, and the right to vote at, any meeting of stockholders. Whenever the corporation shall be authorized to issue more than one class of stock, no outstanding share of any class of stock which is denied voting power under the provisions of the certificate of incorporation shall entitle the holder thereof to the right to vote at any meeting of stockholders except as the provisions of paragraph (2) of subsection (b) of Section 242 of the General Corporation Law of the State of Delaware shall otherwise require; provided, that no share of any such class which is otherwise denied voting power shall entitle the holder thereof to vote upon the increase or decrease in the number of authorized shares of said class.

                    NINTH: The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of Section 102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented.

                    TENTH: The corporation shall , to the fullest extent permitted by the provisions of Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

                    ELEVENTH: From time to time any of the provisions of this certificate of incorporation may be amended, altered, or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the corporation by this certificate of incorporation are granted subject to the provisions of this Article ELEVENTH.

Signed on November 17th , 1999.


/S/ Charles G. Youngblood
    Charles G. Youngblood, Incorporator

3.2 Corporate Charter and By Laws


BY - LAWS
of

DELTA MUTUAL , INC.


ARTICLE I - OFFICES

                    SECTION I.     REGISTERED OFFICE.   - The registered office
shall be established and maintained at 1013 Centre Road, Wilmington in the County of New Castle in the State of Delaware.

                    SECTION 2.     OTHER OFFICES.        - The corporation may
have other offices, either within or with out the State of Delaware, at such place or places as the Board of Directors may from time to time appoint or the business of the corporation may require.


ARTICLE II - MEETING OF STOCKHOLDERS

                    SECTION I.     ANNUAL MEETINGS.      - Annual meetings of
stockholders for the election of directors and for such other business as may be stated in the notice of the meeting, shall be held at such place, either within or without the State of Delaware, and at such time and date as the Board of Directors, by resolution, shall determine and as set forth in the notice of meeting. In the event the Board of Directors fails to so determine the time, date and place of meeting, the annual meeting of stockholders shall be held at the registered office of the corporation in Delaware on

             If the date of the annual meeting shall fall upon a legal holiday, the meeting shall be held on the next succeeding business day. At each annual meeting, the stockholders entitled to vote shall elect a Board of Directors and may transact such other corporate business as shall be stated in the notice of
the meeting.                    SECTION 2.      OTHER MEETINGS.     - Meetings
of stockholders for any purpose other than the election of directors may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting.

                    SECTION 3.     VOTING.       - Each stockholder entitled to
vote in accordance with the terms and provisions of the Certificate of Incorporation and these By-Laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote by such stockholder, but no proxy shall be voted after three years from its date unless such proxy provides for a longer period. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of the State of Delaware.

                    SECTION 4.     STOCKHOLDER LIST.      -The officer who has
charge of the stock ledger of the corporation shall at least 10 days before each meeting of stockholders prepare a complete alphabetical addressed list of the stockholders entitled to vote at the ensuing election, with the number of shares held by each. Said list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall be available for inspection at the meeting.

                    SECTION 5.     QUORUM.     - Except as otherwise required by
law, by the Certificate of Incorporation or by these By-Laws, the presence, in person or by proxy, of stockholders holding a majority of the stock of the corporation entitled to vote shall constitute a quorum at all meetings of the stockholders. In case a quorum shall not be present a any meeting, a majority in interest of the stockholders entitled to vote thereat, present in person or by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite amount of stock entitled to vote shall be present. At any such adjourned meeting at which the requisite amount of stock entitled to vote shall be represented, any business may be transacted which might have been transacted at the meeting as originally noticed; but only those stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof.

                    SECTION 6.     SPECIAL MEETINGS.   - Special meetings of the
stockholders, for any purpose, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the directors or stockholders entitled to vote. Such request shall state the purpose of the proposed meeting.

                    SECTION 7. NOTICE OF MEETINGS. - Written notice, stating the place, date and time of the meeting, and the general nature of the business to be considered, shall be given to each stockholder entitled to vote thereat at his address as it appears on the records of the corporation, not less than ten nor more than fifty days before the date of the meeting.

                    SECTION 8.     BUSINESS TRANSACTED.     - No business other
than that stated in the notice shall be transacted at any meeting without the unanimous consent of all the stockholders entitled to vote thereat.

                    SECTION 9.     ACTION WITHOUT MEETING.     - Except as
otherwise provided by the Certificate of Incorporation, whenever the vote of stockholders at a meeting thereof is required or permitted to be taken in connection with any corporate action by any provisions of the of the statutes or the Certificate of Incorporation or of these By-Laws, the meeting and vote of stockholders may be dispensed with, if all the stockholders who would have been entitled by vote upon the action if such meeting were held, shall consent in writing to such corporate action being taken.


ARTICLE III - DIRECTORS

                    SECTION I.     NUMBER AND TERM.     - The number of
directors shall be one (1). The directors shall be elected at the annual meeting of the stockholders and each director shall be elected to serve until his successor shall be elected and shall qualify. The number of directors may not be less than three except that where all the shares of the corporation are owned beneficially and of record by either one or two stockholders, the number of directors may be less than three but not less than the number of stockholders.

                    SECTION 2.     RESIGNATIONS.     - Any director, member of a
committee or other officer may resign at any time. Such resignation shall be in writing, and shall take effect at the time specified therein, and if no time be specified, at the time of its receipt by the President or Secretary. The acceptance of a resignation shall not be necessary to make it effective.

                    SECTION 3.     VACANCIES.      - If the office of any
director, member of a committee or other officer becomes vacant, the remaining directors in office, though less than a quorum by a majority vote, may appoint any qualified person to fill such vacancy, who shall hold office for the unexpired term and until his successor shall be duly chosen.

                    SECTION 4.     REMOVAL.     - Any director or directors may
be removed either for or without cause at any time by the affirmative vote of the holders of a majority of all the shares of stock outstanding and entitled to vote, at a special meeting of the stockholders called for the purpose and the vacancies thus created may be filled, at the meeting held for the purpose of removal, by the affirmative vote of a majority in interest of the stockholders entitled to vote.

                    SECTION 5.     INCREASE OR NUMBER.     - The number of
directors may be increased by amendment of these By-Laws by the affirmative vote of a majority of the directors, though less than a quorum, or, by the affirmative vote of a majority in interest of the stockholders, at the annual meeting or at a special meeting called for that purpose, and by like vote the additional directors may be chosen at such meeting to hold office until the next annual election and until their successors are elected and qualify.

                    SECTION 6.     COMPENSATION.     - Directors shall not
receive any stated salary for their services as directors or as members of committees, but by resolution of the board a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent or otherwise, and receiving compensation therefor.

                    SECTION 7.     ACTION WITHOUT MEETING.     - Any action
required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting, if prior to such action a written consent thereto is signed by all members of the board, or of such committee as the case may be, and such written consent is filed with the minutes of proceedings of the board or committee.


ARTICLE IV - OFFICERS

                    SECTION 1.     OFFICERS.     - The officers of the
corporation shall consist of a President, a Treasurer, and a Secretary, and shall be elected by the Board of Directors and shall hold office until their successors are elected and qualified. In addition, the Board of Directors may elect a Chairman, one or more Vice-Presidents and such Assistant Secretaries and Assistant Treasurers as it may deem proper. None of the officers of the corporation need be directors. The officers shall be elected at the first meeting of the Board of Directors after each annual meeting. More than two offices may be held by the same person.

                    SECTION 2.     OTHER OFFICERS AND AGENTS.     - The board of
Directors may appoint such officers and agents as it may deem advisable, who shall hold their offices for such terms and shall exercise such power and perform such duties as shall be determined from time to time by the Board of Directors.

                    SECTION 3.     CHAIRMAN.     - The Chairman of the Board of
Directors if one be elected, shall preside at all meetings of the Board of Directors and he shall have and perform such other duties as from time to time may be assigned to him by the Board of Directors.

                    SECTION 4.     PRESIDENT.     - The President shall be the
chief executive officer of the corporation and shall have the general powers and duties of supervision and management usually vested in the office of President of a corporation. He shall preside at all meetings of the stockholders if present thereat, and in the absence or non-election of the Chairman of the Board of Directors, at all meetings of the Board of Directors, and shall have general supervision, direction and control of the business of the corporation except as the Board of Directors shall authorize the execution thereof in some other manner, he shall execute bonds, mortgages, and other contracts in behalf of the corporation, and shall cause the seal to be affixed to any instrument requiring it and when so affixed the seal shall be attested by the signature of the Secretary or the Treasurer or an Assistant Secretary or an Assistant Treasurer.

                    SECTION 5.     VICE-PRESIDENT.     - Each Vice-President
shall have such powers and shall perform such duties as shall be assigned to him by the directors.

                    SECTION 6.     TREASURER.     - the Treasurer shall have the
custody of the corporate funds and securities and shall keep full and accurate account of receipts and disbursements in books belonging to the corporation. He shall deposit all moneys and other valuables in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

                   The Treasurer shall disburse the funds of the corporation as may be ordered by the Board of Directors, or the President, taking proper vouchers for such disbursements. He shall render to the President and board of directors at the regular meetings of the Board of Directors, or whenever they may request it, an account of all his transactions as Treasurer and of the financial condition of the corporation. If required by the Board of Directors, he shall give the corporation a bond for the faithful discharge of his duties in such amount and with such surety as the board shall prescribe.

                    SECTION 7.     SECRETARY.     - The Secretary shall give, or
cause to be given, notice of all meetings of stockholders and directors, and all other notices required by law or by these By-Laws, and in case of his absence or refusal or neglect so to do, any such notice may be given by any person thereunto directed by the President, or by the directors, or stockholders, upon whose requisition the meeting is called as provided in these By-Laws. He shall record all the proceedings of the meetings of the corporation and of directors in a book to be kept for that purpose. He shall keep in safe custody the seal of the corporation, and when authorized by the Board of Directors, affix the same to any instrument requiring it, and when so affixed, it shall be attested by his signature or by the signature of any assistant secretary.

                    SECTION 8. ASSISTANT TREASURERS & ASSISTANT SECRETARIES. Assistant Treasurers and Assistant Secretaries, if any, shall be elected and shall have such powers and perform such duties as shall be assigned to them, respectively, by the directors.

ARTICLE V

                    SECTION 1.     CERTIFICATES OF STOCK.     - Every holder of
stock in the corporation shall be entitled to have a certificate, signed by, or in the name of the corporation by, the chairman or vice-chairman of the board of directors, or the president or a vice-president and the treasurer or an assistant treasurer, or the secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations, or restrictions of such preferences an/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as other wise provided in section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences an/or rights. Where a certificate is countersigned (1) by a transfer agent other than the corporation or its employee, or (2) by a registrar other than the corporation or its employee, the signatures of such officers may be facsimiles.

                    SECTION 2.     LOST CERTIFICATES.    - New certificates of
stock may be issued in the place of any certificate therefore issued by the corporation, alleged to have been lost or destroyed, and the directors may, in their discretion, require the owner of the lost or destroyed certificate or his legal representatives, to give the corporation a bond, in such sum as they may direct, not exceeding double the value of the stock, to indemnify the corporation against it on account of the alleged loss of any such new certificate.

                    SECTION 3.     TRANSFER OF SHARES.     - The shares of stock
of the corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to the corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other persons as the directors may designate, by who they shall cancelled, and new certificates shall thereupon be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer.

                    SECTION 4. STOCKHOLDERS RECORD DATE. - In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the day of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                    SECTION 5.     DIVIDENDS.     - Subject to the provisions of
the Certificate of Incorporation the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividends there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation.

                    SECTION 6.     SEAL.     - The corporate seal shall be
circular in form and shall contain the name of the corporation, the year of its creation and the words "CORPORATE SEAL DELAWARE." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

                    SECTION 7.     FISCAL YEAR.     - The fiscal year of the
corporation shall be determined by resolution of the Board of Directors.

                    SECTION 8.     CHECKS.     - All checks, drafts, or other
orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by the officer or officers, agent or agents of the corporation, and in such manner as shall be determined from time to time by resolution of the Board of Directors.

                    SECTION 9.     NOTICE AND WAIVER OF NOTICE.     -Whenever
any notice is required by these By-Laws to be given, personal notice is not meant unless expressly stated, and any notice so required shall be deemed to be sufficient if given by depositing the same in the United States mail, postage prepaid, addressed to the person entitled thereto at his address as it appears on the records of the corporation, and such notice shall be deemed to have been given on the day of such mailing. Stockholders not entitled to vote shall not be entitled to receive notice of any meetings except as otherwise provided by statute.

                    Whenever any notice whatever is required to be given under the provisions of any law, or under the provisions of the Certificate of Incorporation of the corporation or these By-Laws, a waiver thereof in writing signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed proper notice.

ARTICLE VI - CLOSE CORPORATIONS: MANAGEMENT BY SHAREHOLDERS

                    If the certificate of incorporation of the corporation states that the business and affairs of the corporation shall be managed by the shareholders of the corporation rather than by a board of directors, then, whenever the context so requires the shareholders of the corporation shall be deemed the directors of the corporation for purposes of applying any provision of these by-laws.


ARTICLE VII - AMENDMENTS

                    These By-Laws may be altered and repealed and By-Laws may be made at any annual meeting of the stockholders or at any special meeting thereof if notice thereof is contained in the notice of such special meeting by the affirmative vote of a majority of the stock issued and outstanding or entitled to vote thereat, or by the regular meeting of the Board of Directors, at any regular meeting of the Board of Directors, or at any special meeting of the Board of Directors, if notice thereof is contained in the notice of such special meeting.




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

Exhibit 27

This schedule contains summary financial information extracted from the Balance Sheet at December 31, 1999 and the Statement of Loss for the period since inception (November 17, 1999) ended December 31, 1999 and is qualified in its entirety by reference to such financial statements.

[PERIOD-TYPE]                          12-MOS
[FISCAL-YEAR-END]                      DEC-31-1999
[PERIOD-END]                           DEC-31-1999
[CASH]                                 5383
[SECURITIES]                           0
[RECEIVABLES]                          0
[ALLOWANCES]                           0
[INVENTORY]                            0
[CURRENT-ASSETS]                       5383
[PP&E]                                 0
[DEPRECIATION]                         0
[TOTAL-ASSETS]                         5383
[CURRENT-LIABILITIES]                  2714
[BONDS]                                0
[PREFERRED-MANDATORY]                  0
[PREFERRED]                            0
[COMMON]                               49
[OTHER-SE]                             2620
[TOTAL-LIABILITY-AND-EQUITY]           5383
[SALES]                                0
[TOTAL-REVENUES]                       0
[CGS]                                  0
[TOTAL-COSTS]                          0
[OTHER-EXPENSES]                       5817
[LOSS-PROVISION]                       0
[INTEREST-EXPENSE]                     14
[INCOME-PRETAX]                        (5831)
[INCOME-TAX]                           0
[INCOME-CONTINUING]                    0
[DISCONTINUED]                         0
[EXTRAORDINARY]                        0
[CHANGES]                              0
[NET-INCOME]                           (5831)
[EPS-BASIC]                            (.01)
[EPS-DILUTED]                          (.01)


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